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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

MOTORCAR PARTS OF AMERICA, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
620071100
(CUSIP Number)
MEL MARKS,
c/o Motorcar Parts of America, Inc.
2929 California St.,
Torrance, CA 90503
(310) 212-7910
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	620071100

1	NAMES OF REPORTING PERSONS: Mel Marks

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,813,639

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,813,639

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,813,639

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1.	SECURITY AND ISSUER.

This Amendment No. 5 to Schedule 13D (the “Statement”) is filed by Mel Marks in his individual capacity. This Statement relates to the common stock, par value $0.01 per share of Motorcar Parts of America, Inc., a New York corporation (the “Issuer”) and replaces the Statements on a Schedule 13D previously filed by Mel Marks with respect to the Issuer as well as prior amendments thereto. The address of the Issuer’s principal executive offices is 2929 California Street, Torrance, California 90503.

2.	IDENTITY AND BACKGROUND.

Mel Marks founded the Issuer in 1968 and currently serves as a director and consultant. The principal business address of Mel Marks is 2929 California Street, Torrance, California 90503. Mel Marks is a United States citizen.

Mel Marks has not, during the past five years, been named or convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

Mel Marks has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable.

4.	PURPOSE OF TRANSACTION.

Mr. Marks acquired the great majority of his common stock as a founder of the Issuer. Additional shares were acquired in September 2001. He has held his shares for investment purposes.

Mr. Marks does not operate in concert with any other person for the purpose of making decisions respecting the voting and/or sale of his MPAA securities.

Mel Marks is 78 years of age. He may, consistent with his estate planning objectives, sell or dispose of significant portions of his MPAA Common Stock in order to diversify his holdings, satisfy estate planning considerations, and provide for his heirs.

On December 20, 2005, Mr. Marks filed a Rule 10b5-1 Plan respecting the sale of his MPAA shares (the “Plan”). It is his intention to, consistent with the limitations of SEC Rule 144, follow the parameters of said Plan.

Pursuant to the Plan, Mel Marks may sell in any calendar quarter up to 80,000 shares of the Issuer’s common stock up to a total of 280,000 shares for the period ending January 15, 2007. Mr. Marks is also subject to the volume and other limitations of SEC Rule 144.

In so acting, Mr. Marks will be operating independently and not in concert with his son, Richard Marks. Mel Marks disclaims any beneficial interest in shares owned, held or controlled by Richard Marks.

The present sales by Mr. Marks as described in Item 5 hereof, have been pursuant to the Plan.

In accordance with his position as director, consultant and shareholder of the Issuer, Mel Marks may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the business and affairs of the Issuer.

He may also discuss with others ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed plans or proposals, Mel Marks does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. He may, at any time and from time to time, review or reconsider his position and/or change his purposes and/or formulate plans or proposals with respect thereto.

5.	INTEREST IN SECURITIES OF THE ISSUER.

Mel Marks is presently the beneficial owner of 1,813,639 shares of the Issuer’s common stock and has the power to vote and direct the disposition of said shares. This represents 21.8% of the outstanding Common Stock of the Issuer. These percentages are based on the calculation that there were 8,315,455 shares of MPAA common stock issued and outstanding as of February 2006.

Recent sales by Mr. Marks have been as follows:

In April 2006, Mel Marks pursuant to the Plan sold in open market transactions through Wachovia Securities, pursuant to SEC Rule 144, 20,000 shares of the Issuer’s common stock at prices approximating $12.50 per share.

On April 24, 2006 Mr. Marks, pursuant to the Plan, sold an additional 20,000 shares of the Issuer’s common stock at prices approximating $12.50 per share.

On May 25, 2006 Mr. Marks, pursuant to the Plan, sold 40,000 shares of the Issuer’s common stock at prices approximating $11.80 per share.

6.	CONTRACTS, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mel Marks, as a director and consultant to the Issuer, is the owner of 6,000 options for the Issuer’s Common Stock exercisable at various prices between $1.13 and $3.60 per share.

Mel Marks incorporates by reference the most recent MPAA filings with the U.S. Securities and Exchange Commission for further information concerning his contracts with MPAA.

7.	MATERIAL TO BE FILED AS EXHIBITS
A.	See, Rule 10b5-1 Plan executed by Mel Marks on December 20, 2005 filed in conjunction with Amendment No. 3 to Mr. Marks’ Form 13D which is incorporated herein by reference.
SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 31, 2006	/s/ MEL MARKS
MEL MARKS

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